Rule 424(b)(2)
                                                    Registration No. 333-60474

PRICING SUPPLEMENT NO. 177 dated November 15, 2004
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PVV0

ISIN:                           US52517PVV02

Specified Currency:             US Dollars

Principal Amount:               US$400,000,000

                                Total                         Per Note
Issue Price:                    US$396,600,000.00              99.150%
Accrued Interest                US$  3,680,000.00               0.920%
Agents' Commission:             US$ (1,800,000.00)            (0.450%)
Proceeds to Lehman
   Brothers Holdings:           US$398,480,000.00              99.620%

Agents:                         Lehman Brothers
                                Banc of America Securities LLC
                                BNP Paribas
                                Calyon Securities USA
                                Citigroup Global Markets Inc.
                                Danske Markets
                                Daiwa Securities SMBC Europe
                                Greenwich Capital
                                HSBC
                                Nesbitt Burns

Agent's Capacity:               [  ]  As agent        [X ]  As principal (See
                                                       "Underwriting" below.)


[ ] The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

[X ] The Notes are being offered at a fixed initial public offering price equal to the Issue Price plus accrued interest of $9.20 per Note or $3,680,000.00 in the aggregate, from September 13, 2004 until November 22, 2004, the date Lehman Brothers Holdings expects to deliver the Notes.

Trade Date:                     November 15, 2004

Settlement Date:                November 22, 2004

Original Issue Date:            February 25, 2004

Stated Maturity Date:           March 13, 2014

The Notes will be issued in an aggregate principal amount of $400,000,000 and will be a further issuance of, and form a single tranche with, the $750,000,000 aggregate principal amount of Medium-Term Notes, Series G, due March 13, 2014, that Lehman Brothers Holdings initially issued on February 25, 2004, as described in Pricing Supplement No. 111 dated February 18, 2004. The Notes will have the same CUSIP number as the previously issued initial notes of this tranche and will trade interchangeably with such other notes of this tranche immediately upon settlement. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $1,150,000,000.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not Applicable


[X ]   Fixed Rate Note

[  ]   Floating Rate Note       [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:  _______________________


Interest Rate per Annum:        4.800%

Interest Payment Dates:         Each March 13 and September 13, commencing on
                                September 13, 2004

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Optional Redemption:            Not applicable

Optional Repayment:             Not applicable

Extension of Maturity:          Not applicable

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000.00 and whole multiples of $1,000.00

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by
                                Moody's Investors Service and A+ by Fitch
                                Ratings.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action. In addition, the portion of the purchase price of the debt securities attributable to accrued interest should not be included in your basis of the debt securities and instead should reduce the amount of your interest income attributable to the first stated interest payment.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, we must report annually to the IRS and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Subject to the terms of a Purchase Agreement, dated as of November 15, 2004, between Lehman Brothers Holdings and Lehman Brothers Inc. and the other agents set forth below (collectively, the "Agents"), Lehman Brothers Holdings has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amounts of Notes set forth opposite their names below:

                                                            Principal Amount
Agents                                                          of the Notes

Lehman Brothers Inc.                                            $364,000,000
Banc of America Securities LLC                                     4,000,000
BNP Paribas Securities Corp.                                       4,000,000
Calyon Securities (USA) Inc.                                       4,000,000
Citigroup Global Markets Inc.                                      4,000,000
Daiwa Securities SMBC Europe Limited                               4,000,000
Danske Markets Inc.                                                4,000,000
Greenwich Capital Markets, Inc.                                    4,000,000
Harris Nesbitt Corp.                                               4,000,000
HSBC Securities (USA) Inc.                                         4,000,000
Total ..................................................        $400,000,000


Under the terms and conditions of the Purchase Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken. The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price less a concession not in excess of 0.250% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Each Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

Each Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Each Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Lehman Brothers Holdings has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, as described in the Prospectus.

Certain of the underwriters of the Notes are affiliated with commercial banking institutions that may from time to time in the ordinary course of their business loan money to and have other customary banking relationships with Lehman Brothers Holdings and its affiliates.

Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the Notes.

Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market AxessCorporation, an Internet-based communications technology provider. Market AxessCorporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to this offering. Market AxessCorporation, a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system. Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

Lehman Brothers Holdings expects to deliver the Notes against payment on or about the date specified under Original Issue Date above, which is the fifth business day following the date of this pricing supplement. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the date of this pricing supplement or the date thereafter, it will be required, by virtue of the fact that the Notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and accompanying Prospectus.


Lehman Brothers Holdings Inc.


By:     /s/ Paolo Tonucci
Name:   Paolo Tonucci
Title:  Authorized Officer